Exhibit 99.1

QTREX Quantum Reports First Half 2026 Financial Results

-	Record first half revenue of $1.55 million, up 438%, at a 61% gross margin, all generated by the AME and Quantum segment in its first 86 days after being acquired by QTREX

-	INSU300, the first native RF dielectric developed specifically for superconducting quantum computing, launched September 23, 2026 with a dedicated AME system; initial deployments at two government and defense organizations for validation in their own systems

-	Company expects to announce additional commercial agreements in the fourth quarter and to provide a 2027 financial outlook

Ness Ziona, Israel, September 24, 2026 (GLOBE NEWSWIRE) – QTREX Quantum Ltd. (Nasdaq: QTEX) ("QTREX" or the "Company"), a company focused on advancing Additively Manufactured Electronics ("AME") for quantum computing infrastructure, today reported financial results for the six months ended June 30, 2026, and provided a business update.

Revenue reached a record $1.55 million, up approximately 438% from $289,000 in the first half of 2025, with a consolidated gross margin of 61%. All revenue was generated by the AME and Quantum segment in its first 86 days under QTREX following the acquisition on April 6, 2026. The year-over-year comparison reflects the addition of the acquired business. The Company expects to announce additional commercial agreements during the fourth quarter and, in the same quarter, to provide a financial outlook for 2027.

First Half 2026 Financial Highlights

●	Completed the acquisition of the AME platform on April 6, 2026 for $2.0 million in cash at closing, with contingent consideration payable only out of net cash collected from the sale of inventory and property acquired with the business over the following twelve months.

●	Revenue of $1.55 million comprised $1.24 million from products and $313,000 from services, all within the AME and Quantum segment.

●	Consolidated gross profit of $944,000, representing a gross margin of approximately 61%.

●	Cash, cash equivalents and deposits of $10.7 million on June 30, 2026, compared with $3.2 million on December 31, 2025.

●	Net cash used in operating activities of $3.9 million, compared with $5.1 million in the first half of 2025.

Business Highlights

The Company is using its acquired AME platform to develop proprietary materials and integrated cryogenic components that address the thermal load, wiring density and signal integrity challenges of scaling superconducting quantum computers. Progress since the acquisition:

●	Progress with a leading quantum computing company. Following the joint technical evaluation announced on May 21, 2026 with one of the world’s five leading quantum computing companies, additional requirements have been agreed and several stages of testing completed on parameters required for its systems.

●	INSU300 launch and validation deployments. Launched INSU300 and a dedicated AME system on September 23, 2026, meeting the target set in August. The material is being provided to two government and defense organizations for validation and testing within their own systems.

●	Industry presence. Presented the interconnect architecture designed to support 17,280 coaxial lines per cryogenic stage at IEEE Quantum Week in Toronto, and exhibited the multistage demonstrator built with INSU300 at Quantum World Congress in College Park, Maryland.

●	Transition to customer production. One of the largest U.S. interconnect manufacturers, with established product lines for quantum computing applications, moved its AME system from development to production following a validation program in which the manufacturing process achieved a 97% yield.

●	Quantum infrastructure components. Received a commercial order for customized shielded RF monolithic components from a leading government-owned international company and began production. Separately, produced a cryogenic chip carrier to the specifications of one of the world’s largest U.S. based technology companies developing full-stack quantum computing systems.

●	Government and defense activity. QTREX AME systems operate at two U.S. government laboratories with quantum programs. On September 2, 2026, the Company announced that one of Israel’s three largest defense companies had begun deployment of its AME technology under a phased program.

CEO Update

Dagi Ben-Noon, Chief Executive Officer of QTREX, commented.

“Less than two months after entering quantum computing, QTREX had already begun a joint technical evaluation with one of the world’s five leading quantum computing companies. Since then, we have agreed additional requirements and completed several testing stages addressing specific parameters of its systems, advancing toward the performance and integration requirements of a partner at this level.

“In less than six months, we have built a network of customers and collaborators that includes Qarakal Quantum, U.S. government laboratories, defense companies and organizations, and academic institutions. This pace is the direct result of acquiring a business our leadership knows inside and out. That operational knowledge enabled seamless integration of its technology, people and manufacturing capabilities into QTREX and immediate execution of our quantum strategy.

“With INSU300, we launched the material and the dedicated system on the timetable we set. The initial deployments at two government and defense organizations are for validation within their own systems. For future commercial deployments, our model is to provide the system and sell the material customers consume. Our objective is to convert successful validation into ongoing commercial use, expand installations and grow material sales as customers increase their activity.

“We are building QTREX to become a dominant technology provider for superconducting quantum computing. Bringing proprietary materials, manufacturing processes and component design into one platform opens multiple paths for integration across the hardware of these systems. Our strategy is to embed QTREX technology in critical parts of the quantum computer and continually expand the range of functions we can deliver.

“Our development work is already addressing thermal load, signal integrity and the physical constraints of scaling these systems. We are using our manufacturing capabilities and working with partners to advance new materials and integrated components from design through testing and qualification. Our current products and commercial activity provide the foundation for this broader research and development effort and the business we intend to build around it.

“We are advancing ongoing technical and commercial discussions with several of the largest companies in quantum computing about supplying our cryogenic connectivity and meeting their integration requirements. Our participation in IEEE Quantum Week and Quantum World Congress this month supported this ongoing work through further technical exchanges and introductions to additional organizations. In parallel, we are working on transactions that would add established revenue and manufacturing capability to QTREX.

“The pace we have established sets the bar for what comes next, and what we have announced so far is a small part of what is in motion. I expect to announce additional commercial agreements during the fourth quarter, when we will also provide our 2027 financial outlook describing a substantially larger business than the one we report today. I expect the next twelve months to bring significant revenue growth, strategic partnerships, broader customer adoption and increased product deliveries.”

Financial Results

Revenue for the six months ended June 30, 2026 included $1.24 million from sales of AME systems, proprietary inks, other consumables and spare parts, and $313,000 from installation, training, support and maintenance services. Gross margin reflected the mix of systems, consumables and services recognized during the period.

Total operating expenses were $7.9 million, compared with $7.2 million in the first half of 2025. The increase primarily reflected research and development expenses associated with the acquired AME and Quantum operations, partly offset by lower general and administrative expenses, primarily lower share-based compensation.

The AME and Quantum segment recorded operating expenses of $2.4 million and an operating loss of $1.4 million in its first 86 days under QTREX. The Medical Technology segment, which recorded no revenue and also carries corporate and public company costs, accounted for the remaining $5.5 million of operating loss. The Company continues to pursue transactions to monetize its medical technology assets.

Consolidated operating loss was $6.9 million, compared with $7.2 million in the first half of 2025. Net loss was $6.4 million, or $0.14 per share, compared with $6.4 million, or $0.24 per share.

Cash Position and Financing

Cash, cash equivalents and deposits totaled $10.7 million at June 30, 2026, compared with $3.2 million at December 31, 2025.

Net cash used in operating activities was $3.9 million, compared with $5.1 million in the first half of 2025. Operating cash flow included the effects of a $2.1 million increase in other accounts payable, a $573,000 increase in accounts receivable and a $443,000 decrease from sale of inventory during the period.

Net cash used in investing activities was $2.0 million, primarily consisting of the cash paid at the closing of the AME and Quantum acquisition. Net cash provided by financing activities was $13.5 million, principally from the registered direct offering completed in February 2026 and the private placement offering completed on June 1, 2026.

On August 20, 2026, after the period end, the Company conducted a registered direct offering consisting of 11,111,111 ordinary shares sold at a purchase price of $0.90 per share, raising approximately $10 million in gross proceeds and approximately $9.2 million net of offering costs. These proceeds are not included in the June 30 cash balance.

Further discussion of liquidity and capital resources is included in the Management’s Discussion and Analysis furnished with the Company’s Report on Form 6-K.

Outlook

The Company expects the fourth quarter of 2026 to be its most active commercial period to date. It expects to announce additional commercial agreements during the quarter and, in the same quarter, to provide a financial outlook for 2027 that reflects a substantially larger business. In addition, the Company has completed a joint work plan with a U.S. national laboratory and is targeting formalization of the collaboration during the quarter, subject to the laboratory’s review and approval process.

Selected Financial Information

Unaudited. U.S. dollars in thousands, except share and per share data. To be read together with the Company’s unaudited condensed interim consolidated financial statements and notes for the six months ended June 30, 2026, furnished on Form 6-K.

Unaudited Condensed Consolidated Statements of Comprehensive Loss

	Six months ended June 30,	Six months ended June 30,
	2026	2025
Revenues	1554	289
Cost of revenues	(610)	(287)
Gross Profit	944	2

Research and development expenses	(4,760)	(3,638)
General and administrative expenses	(2,594)	(3,150)
Sales and marketing expenses	(545)	(442)
Other income (expenses)	19	(7)
Operating loss	(6,936)	(7,235)
Interest income from deposits	22	37
Finance income (income), net	560	800
Loss before tax	(6,354)	(6,398)
Taxes on income	-	-
Total comprehensive and net loss	(6,354)	(6,398)

Net loss per ordinary share, basic and diluted	(0.14)	(0.24)
Weighted average number of ordinary shares	44,566,144	26,782,603

Unaudited Condensed Consolidated Balance Sheet Data

	June 30,	December 31,
	2026	2025
ASSETS
Current Assets:
Cash and cash equivalents	10,666	3,159
Accounts receivable	825	-
Other current assets	738	517
Inventory	2,812	735
Total current assets	15,041	4,411

Non-Current Assets:
Right of use assets, net	2,742	478
Property, plant and equipment, net	2,528	452
Total non-current assets	5,270	930
Total Assets	20,311	5,341
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current Liabilities:
Trade accounts payable	466	107
Contingent consideration liability	996	-
Deferred revenue	1,004	-
Other accounts payable	3,519	1,349
Lease liabilities	1,545	286
Financial liabilities at fair market value	-	1,082
Total current liabilities	7,530	2,824

Non-Current Liabilities:
Lease liabilities	1,249	194
Deferred revenue	196	-
Royalty-bearing grant liability	597	-
Total non-current liabilities	2,042	194
Total Shareholders’ Equity	10,739	2,323
Total Liabilities and Shareholders’ Equity	20,311	5,341

About QTREX Quantum

QTREX Quantum Ltd. (Nasdaq: QTEX) is a technology company focused on advanced connectivity and electronics manufacturing solutions for quantum computing and other advanced hardware markets.. Following its acquisition of the AME platform, the Company is developing high-density, thermally optimized quantum connectivity solutions for dilution cryostats and advancing AME applications for defense, aerospace, missile, space, and other mission-critical environments. The Company also continues to advance its medical technology portfolio, including respiratory support and blood monitoring platforms, while actively working to monetize certain parts of the medical business.

For more information, please visit: www.q-trex.com

Forward-Looking Statement Disclaimer

This press release contains express or implied forward-looking statements pursuant to U.S. Federal securities laws. These forward-looking statements are based on the current expectations of the management of the Company only and are subject to factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. For example, the Company is using forward-looking statements when it discusses negotiations and potential entry into definitive agreements; its expectation to announce additional commercial agreements in the fourth quarter and to provide a 2027 financial outlook; the progress and timing of its various projects with its customers and collaborating partners; the progress of its joint technical evaluation with one of the world’s five leading quantum computing companies; its belief that its business pace is the direct result of acquiring a business its leadership knows inside and out and that operational knowledge enabled seamless integration of its technology, people and manufacturing capabilities into QTREX and immediate execution of its quantum strategy; its future commercial deployments and expected business model; its plans to develop proprietary materials, high density interconnects and integrated cryogenic components to address the thermal load, wiring density and signal integrity challenges of scaling superconducting quantum computers; its objective to become a dominant technology provider for superconducting quantum computing; its strategy to integrate proprietary materials, manufacturing processes and advanced components into multiple critical parts of these systems and continually expand the range of functions its platform can deliver; its discussions with quantum computing companies and potential transactions intended to add established revenue and manufacturing capability; its target to formalize a collaboration with a U.S. national laboratory in the fourth quarter, subject to the laboratory’s review and approval process;; its view that the pace it has established in its first six months sets the bar for what comes next, and that what it has announced so far is a small part of what is in motion; its expectation to announce additional commercial agreements during the fourth quarter and that the next twelve months will bring significant business growth, strategic partnerships, broader customer adoption and increased product deliveries; its expectation that its 2027 outlook will describe a business substantially larger than the one it reports today, and that what it has achieved in its first six months is the groundwork for that expansion; and its expectation that the fourth quarter of 2026 will be its most active commercial period to date. Except as otherwise required by law, the Company undertakes no obligation to publicly release any revisions to these forward-looking statements. More detailed information about the risks and uncertainties affecting the Company is contained under “Risk Factors” in the Company’s annual report on Form 20-F for the fiscal year ended December 31, 2025, filed with the U.S. Securities and Exchange Commission.

Company Contact
QTREX Quantum
Email: info@q-trex.com
Phone: +972-9-9664485